CABO MINING ENTERPRISES CORP.
(formerly Cabo Mining Corp.)
502-595 Howe Street
Vancouver, B.C. V6C 2T5

FOR IMMEDIATE RELEASE: **June 1, 2004**

Telephone: (604) 681-8899
Facsimile: (604) 681-0870
CONTACT: John A. Versfelt e-mail: info@cabo.ca

NEW APPOINTMENTS

Cabo Mining Enterprises Corp. (the "Company") is pleased to announce the appointment of Mr. Tom Oliver of Vancouver, British Columbia as a director of the Company, to fill a vacancy on the Board, and the appointment of Mr. Tom Lamb, BA, LLB, Barrister & Solicitor, as Corporate Secretary to fill a vacancy, effective immediately.

After a 25 year career in real estate development, Mr. Oliver served as Business Administrator for a national church organization for 4 years. He is currently the CEO of a number of private corporations and, in addition, acts as a consultant in financial administration and management.

Mr. Lamb is a Barrister & Solicitor and member in good standing of the Law Society of British Columbia. Since May, 2003 he has acted as a business consultant and since June, 2003 has been President of Europa Trade Agency Ltd., a Canadian corporation engaged in trade and distribution. From September, 2001 until March, 2003 Mr. Lamb practised business law at the Vancouver office of Lang Michener, Barristers & Solicitors.

Yesterday, the Company announced its 3rd quarter financial statement results to March 31, 2004 and reported about the Company's current programs on its three Ontario mineral properties. It also provided an update on the TSX Venture Exchange (the "Exchange") filing status of the drilling company acquisitions and consequent change of business. The news release can be found at the Company's website. Any Shareholders wishing to receive a copy of the Filing Statement relating to the change of business after it has been accepted by the Exchange for distribution to Shareholders should contact the Company by email or facsimile.

ON BEHALF OF THE BOARD

(signed "John A. Versfelt")

John A. Versfelt
President & CEO

The TSX Venture Exchange has neither approved nor disapproved of the contents contained herein. This news release may contain forward-looking statements. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements.

#1293-2(b)
#82-1401

BC FORM 51-102F3
SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT AND SECTION 151 OF THE SECURITIES RULES.

1. **Reporting Issuer:** **Cabo Mining Enterprises Corp.**
(formerly Cabo Mining Corp.)
595 Howe Street, Suite 502
Vancouver, B.C.
V6C 2T5

2. **Date of Material Change:** May 31, 2004

3. **Press Release**
A news release dated May 31, 2004, delivered to Canada Stockwatch and Market News.

4. **Summary of Material Change**

The Issuer announces the issue of the Quarterly Report for the nine months to March 31, 2004.

5. **Full Description of Material Change**: See attached news release dated May 31, 2004.

6. **Reliance on Section 85(2) of the Act:** N/A

7. **Omitted Information**: Nil

8. **Senior Officer Contact**

John A. Versfelt, President & Chief Executive Officer

9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

Dated at Vancouver, British Columbia this 31st day of May, 2004.

Signed "John A. Versfelt")

John A. Versfelt
President & CEO

CABO MINING ENTERPRISES CORP.
(formerly Cabo Mining Corp.)
502-595 Howe Street
Vancouver, B.C. V6C 2T5

FOR IMMEDIATE RELEASE: **May 31, 2004**

Telephone: (604) 681-8899
Facsimile: (604) 681-0870
CONTACT: John A. Versfelt e-mail: info@cabo.ca

3rd Quarter Report

Cabo Mining Enterprises Corp. (formerly Cabo Mining Corp.) (the "Company") announces the release of its 3rd Quarter Report and Financial Statements for the nine months to March 31, 2004. (BC Form 51-901F). Pursuant to the requirements of National Instrument 54-102, this news release provides a summary of the information contained in the Quarterly Report. Concurrently with this news release, the Company is filing the Quarterly Report with the regulatory authorities through SEDAR (www.sedar.com) and has mailed it to Shareholders whose names appear on the Company's Supplemental List. A copy of the Quarterly Report is available immediately on the SEDAR website, or will be mailed upon request. The Company is a reporting issuer in British Columbia and Alberta and currently trades on the TSX Venture Exchange (the "Exchange") under the symbol CBE. At the annual general and special meeting held on December 19, 2003, the Shareholders approved a consolidation of the Company's common shares on a five old for one new share basis and a name change to Cabo Mining Enterprises Corp.

	Nine months to Mar 31/04	Nine months to Mar 31/03
Loss for the nine months	$ 418,584	$333,250
Def. Exploration for nine months	$ 157,111	$ 145,504

Cabo is a mineral exploration company which, over the last ten years, has identified and acquired interests in mineral properties with potential, and funded and implemented surface exploration and drilling programs on properties in Canada, the United States and Cuba. Our company continues to maintain contact with and seek out opportunities with parties in Canada, the U.S.A. and in South America. Currently, Cabo has an interest in and is exploring three mineral properties in Ontario near Cobalt, Kenora and Sudbury.

Cabo has also announced its intention to enter into the mineral drilling services business by acquiring Heath & Sherwood Drilling(1986) Inc. of Kirkland Lake, Ontario, and Petro Drilling (Maritimes) Limited of the Maritimes, subject to regulatory and Shareholder

approval of the transactions. Any Shareholders wishing to receive a copy of the Filing Statement submitted to the Exchange for approval of the acquisiton of the drilling companies and the consequent change of business should contact the Company by email or facsimile. Heath & Sherwood owns 37 drill rigs and Petro owns 23 drill rigs. The closing of the Heath & Sherwood and Petro transactions is also subject to the Company arranging not less than $4 million in financing to provide for capital expenditures, working capital and certain acquisition costs for drilling company operations.

Further to the Company's news releases dated February 11 and 17, 2004, the Company completed $7,187,599 of financings pursuant to a non-brokered private placement at $0.75 per subscription receipt and a brokered placement through Research Capital Corp.at $0.83 per subscription receipt. Exchange approval has been received for the issuance of a total of 9,205,300 subscription receipts (the "Subscription Receipts"). Each Subscription Receipt is to be exchanged for one unit, consisting of one common share and one half of one share purchase warrant (the "Units"), at the closing of the H & S and Petro acquisitions. One full warrant can be exercised to acquire an additional common share at $1.25 for a period of two years. Finders fees totalling $50,000 and 161,267 units pursuant to the non-brokered private placement and brokers commission of $205,982 and 354,530 brokers warrants have been approved by the Exchange and will be paid upon closing of the Heath & Sherwood and Petro transactions and the release of the private placement funds from escrow. Each broker warrant entitles the holder to acquire one unit at $0.83 per unit for a two year period. Each unit consists of one common share and one half of one share purchase warrant. Each whole purchase warrant is exercisable into one common share at $1.25 per share for a two year period.

Cobalt Properties, Cobalt, Ontario, Canada

A surface striping and trenching program on the Cobalt Property in Novembver, 2003 returned encouraging silver/cobalt/nickel results from a "Cobalt type" veining system which were announced in early February, 2004.

An 856 meter drill program has been completed in April /May 2004 on two silver targets. The targets aresilver/cobalt/nickel/copper mineralization hosted by Cobalt Type calcite-quartz breccia veins similar to mineralization exposed in a late 2003 soil stripping program. Several vein structures were intersected. Drill core logging has been completed and sampling is in progress. Two control line grids are currently being completed covering a number of other known silver veins on the Cobalt Property. Geological mapping, prospecting, rock and soil geochemical surveys are planned for late Spring, followed by an extensive soil stripping and sampling program over these grid areas.

To March 31, 2004, cumulative exploration expenses on the Cobalt, Ontario Property were $822,861 and cumulative property costs were $1,968,896.

Electrum Lake Property, Kenora, Ontario, Canada

On November 3, 2003, Cabo announced the acquisition of a prospective gold/copper/silver/molybdenite property, located approximately 35 kilometres west of Kenora, Ontario, pursuant to an option agreement. Under the terms of this agreement, the Company must make cash payments of $30,000 ($5,000 paid) and issue 100,000 post-consolidated common shares over a period of two years and complete exploration expenditures of $200,000 over three years. Deferred exploration expenditures to March 31, 2004 amount to $7,453 on this property.

A small drill program was completed in May 2004 on the Electrum Lake gold/silver property; drill core logging and sampling are in process. The drill holes are designed to replicate a 1961 drill hole completed by Electrum Lake Gold Mines Limited on a gold prospect that is reported to have intersected 60 feet of 0.27 oz/ton Au (18.3 m of 9.25 g/t). Several additional gold/silver/copper/molybdenite showings known to occur on the Electrum Lake property will be examined and sampled during the drilling program prior to commencing a comprehensive exploration program later in the Summer, 2004.

Sudbury Properties, Ontario, Canada

On May 6, 2004 the Company announced that it acquired a 100% interest in two contiguous claim groups totalling 71 claim units and a further first right of refusal for an additional 13 contiguous claim units (approximately 3,350 acres) in the Sudbury, Ontario area. Under the terms of the agreements the Company must make cash payments totalling $17,000 and issue up to a total of 108,000 common shares to two vendors over a two year period. Both properties are subject to a 2% NSR and finder's fees totalling 6% of the cash and common shares are to be paid over the same two year period. The Sudbury, Ontario mineral properties are located within sedimentary and volcanic rocks that flank the east side of the Sudbury Basin in MacLennan Township, approximately 4.5 kms southeast of Falconbridge Ltd's Nickel Rim copper/nickel/platinum group deposit, and 3 kms northeast of the MacLennan Offset Dyke. The claims cover parts of two reported quartz hosted gold occurrences – the "Skead Gold Prospect" and the "Bonanza Mine", as well as a geological and structural setting that is favourable for copper/nickel/platinum group/gold mineralization associated with Sudbury Type Offset Dykes. A prospecting and sampling program is planned to commence in June 2004. Mines in the Sudbury area are among the world's largest producers of nickel, copper and platinum group minerals. These mines are located along the rim of the Sudbury Basin, an elliptical shaped structure approximately 27 kms by 60 kms in size. This structure is considered by most geologists to have been formed as a result of a meteorite impact that occurred approximately 1.85 billion years ago. The nickel, copper and platinum group, as well as gold mineralization, is found within the lowermost unit of the structure (the Sudbury Igneous Complex), in breccia bodies that have formed within the footwall of the structure and in quartz diorite dykes that radiate out from or form parallel rings to the structure. Gold mineralization also occurs within vein systems within the complex country rocks that surround the Basin.

Future Developments

Work continues with respect to the Company's acquisition of H & S and Petro. The formal drilling company acquisition agreements have been executed and filed with the Exchange, together with the Company's Filing Statement for approval of the acquisitions and the resulting change of business. Audited financial statements, valuation reports, private placement documents for $7.187 million received into escrow on behalf of the Company and other documents related to these drilling company acquisitions have also been filed with the Exchange. At this time the Company is awaiting Exchange acceptance of the Filing Statement for distribution to Shareholders who wish to vote on the acquisition of the drilling companies and consequent change of business.

Upon final approval of the majority of the Company's Shareholders and the Exchange, the drilling company acquisitions may be closed and the escrowed private placement funds will be released to the Company, which transactions must take place on or before June 30, 2004. If the Exchange acceptance and the closing of the drilling company acquisitions are not finalized and completed on or prior to June 30, 2004, the private placement proceeds must be returned to the investors and the drilling company acquisitions will terminate.

Related Party Transactions

John Versfelt, through his company, American Resource Management Consultants Inc., (ARMC) provides general management, administration and secretarial, accounting, paralegal services, office facilities and related services to the Company. For the nine months to March 31, 2004, ARMC billed $188,630 ($156,748 in 2003) for these services.

Seymour Sears, a director of the Company, through his company Sears, Barry & Associates (Sears) provides geological consulting services to the Company. For the nine months to March 31, 2004, Sears billed $84,690 for these services ($91,670 in 2003).

General and Administrative

During the nine months ended March 31, 2004, general and administration expenditures totalled $388,584 compared to the previous year of $319,522. A prepaid expense of $30,000 previously charged to each quarter at $5,000 per quarter was written off, as the related services contract is terminated. The increase in general and administrative expenditures is attributed to increased work load related to the acquisition of the drilling companies, the acquisition of another mineral property, and the the non-brokered and brokered private placements. The significant increase in legal and accounting fees, transfer agent fees and regulatory filing fees are also a result of these activities. The major components of the changes in expenditure levels for the nine months ended

March 31, 2004 compared to the nine months ended March 31, 2003 are shown on the consolidated statements of loss and deficit.

Investor Relations

At December 14, 2001, the Company announced the engagement of The International Forecaster pursuant to a three-year consulting agreement to provide media publishing, telemarketing, internet messaging and other marketing services to the Company. A prepayment of $60,000 was made to them. This contract is terminated and the balance of the prepayment of $30,000 is written off in the nine months to March 31, 2004.

Subsequent Events

The Company announced February 11, 2004 a non-brokered private placement of 6,666,667 units at a price of $0.75 per unit to raise gross proceeds of $5,000,000. Each unit will consist of one common share and one-half of one share purchase warrant. Each whole warrant will entitle the holder to acquire one additional common share of the Company at a price of $1.25 per share for a period of two years from the date of issue. Finder's fees will be paid in connection with the private placement, in accordance with Exchange policies. The majority of the funds will be used to satisfy the Company's purchase and working capital obligations with respect to the acquisition of each of Heath and Sherwood Drilling (1986) Inc., and Petro Drilling (Maritimes) Limited. The proceeds, including commissions and expenses are to be placed in escrow pending successful completion of the acquisition of Heath and Sherwood Drilling (1986) Inc., and Petro Drilling (Maritimes) Limited.

The Company announced February 17, 2004 that it entered into an agreement with Research Capital Corp. of Toronto Ontario, with respect to a brokered private placement of 6,024,097 units at a price of $0.83 per unit to raise gross proceeds of $5,000,000. The offering, which is subject to TSX Venture Exchange acceptance, is in addition to the $5 million non-brokered private placement announced by the Company on February 11, 2004. Each unit issued in the new offering will consist of one common share and one-half of one share-purchase warrant. Each whole warrant will entitle the holder to acquire one additional common share of the Company at a price of $1.25 per share for a period of two years from the Closing of the offering. Broker's fees will be paid in connection with the private placement, in accordance with Exchange policies and will include brokers warrants equal in number to 10% of the units distributed pursuant to the offering. The agent has been granted an over-allotment option to purchase up to an additional 1,204,819 units.

As set out earlier in this news release, $7,187,599 of financings pursuant to the above mentioned private placements have been received into escrow and Exchange approval has been received for the issuance of 9,205,300 subscription receipts.

The proceeds, commissions and expenses are to be placed in escrow pending the closing of the acquisitions of H & S and Petro, and Subscription Receipts exchangeable for units consisting of one common share and one half of one share purchase warrant upon closing of the drilling company acquisitions, have been issued.

Additional Drilling Services

In pursuit of its plan to become the third largest mineral drilling services company in Canada, the Company has met, in the past two months, with a number drilling services companies to discuss acquisition possibilities. Discussions are ongoing. Any additional acquisitions will take place subject to the Exchange's acceptance of the Company expanding its operations in the mining sector by acquiring drilling services companies and their acceptance of the H&S and Petro acquisitions.

Stock Option Plan

At April 23, 2004, the Exchange accepted for filing the Company's 2003 Stock Option Plan (the "Plan") which was approved by the Company's shareholders at the Annual and Special General Meeting that was held December 19, 2003. The Company has implemented a rolling stock option plan whereby a maximum of 10% of the issued common shares of the Company will be reserved for issuance under the Plan.

ON BEHALF OF THE BOARD

(signed "John A. Versfelt")

John A. Versfelt,
President & CEO

* * * * *

1293-2(b)
82-1401

CABO

MINING ENTERPRISES CORP.

RECEIVED
2004 JUN 17 A 10: 43
OFFICE OF INTERNATIONAL CORPORATE FINANCE

FOR RELEASE: May 6, 2004

CONTACT: John A. Versfelt

Telephone: (604) 681-8899
Facsimile: (604) 681-0870
e-mail: cabo@cabo.ca
web site: www.cabo.ca

MINERAL PROPERTY ACQUISITIONS NEAR SUDBURY, ONTARIO, EXPLORATION UPDATE & $7.187 MILLION PRIVATE PLACEMENTS CLOSED

Cabo Mining Enterprises Corp. (the "Company") announces that it has acquired a 100% interest in two contiguous claim groups totalling 71 claim units and a further first right of refusal for an additional 13 contiguous claim units (approximately 3,350 acres) in the Sudbury, Ontario area. Under the terms of the agreements the Company must make cash payments totalling $17,000 and issue up to a total of 108,000 common shares to two vendors over a two year period. Both properties are subject to a 2% NSR and finder's fees are to be paid within TSX Venture Exchange (Exchange) guidelines.

The Sudbury, Ontario mineral properties are located within sedimentary and volcanic rocks that flank the east side of the Sudbury Basin in MacLennan Township, approximately 4.5 kms southeast of Falconbridge Ltd's Nickel Rim copper/nickel/platinum group deposit, and 3 kms northeast of the MacLennan Offset Dyke. The claims cover parts of two reported quartz hosted gold occurrences – the "Skead Gold Prospect" and the "Bonanza Mine", as well as a geological and structural setting that is favourable for copper/nickel/platinum group/gold mineralization associated with Sudbury Type Offset Dykes. A prospecting and sampling program is planned to commence in late May.

Mines in the Sudbury area are among the world's largest producers of nickel, copper and platinum group minerals. These mines are located along the rim of the Sudbury Basin, an elliptical shaped structure approximately 27 kms by 60 kms in size. This structure is considered by most geologists to have been formed as a result of a meteorite impact that occurred approximately 1.85 billion years ago. The nickel, copper and platinum group, as well as gold mineralization, is found within the lowermost unit of the structure (the Sudbury Igneous Complex), in breccia bodies that have formed within the footwall of the structure and in quartz diorite dykes that radiate out from or form parallel rings to the structure. Gold mineralization also occurs within vein systems within the complex country rocks that surround the Basin.

Cobalt Area Project

An 856 meter drill program has been completed on two silver targets. The targets are silver/cobalt/nickel/copper mineralization hosted by Cobalt Type calcite-quartz breccia veins similar to mineralization exposed in a late 2003 soil stripping program. Several vein structures were intersected. Drill core logging has been completed and sampling is in progress. Two control line grids are currently being completed covering a number of other known silver veins on the Cobalt Property. Geological mapping, prospecting, rock and soil geochemical surveys are planned for late Spring, followed by an extensive soil stripping and sampling program over these grid areas.

Electrum Lake Project

A small drill program has commenced on the Electrum Lake gold/silver property near Kenora, Ontario. The drill holes are designed to replicate a 1961 drill hole completed by Electrum Lake Gold Mines Limited on a gold prospect that is reported to have intersected 60 feet of 0.27 oz/ton Au (18.3 m of 9.25 g/t). Several additional gold/silver/copper/molybdenite showings known to occur on the Electrum Lake Property will be examined and sampled during the drilling program prior to commencing a comprehensive exploration program later in the Summer.

Private Placements Close

Further to the Company's news releases dated February 11 and 17, 2004, the Company has completed $7,187,599 of financing pursuant to a non-brokered private placement at $0.75 per subscription receipt and a brokered placement through Research Capital Corp. at $0.83 per subscription receipt. Exchange approval has been received for the issuance of a total of 9,205,300 subscription receipts (the "Subscription Receipts"). Each Subscription Receipt is to be exchanged for one unit, consisting of one common share and one half of one warrant (the "Units"). One full warrant can be exercised to acquire an additional common share at $1.25 for a period of two years. The private placement funds have been deposited in escrow and shall be released upon Exchange acceptance and upon closing of the Company's acquisition of Heath & Sherwood Drilling (1986) Inc. ("H&S") and Petro Drilling (Maritimes) Ltd. ("Petro"), at which time the Subscription Receipts will be exchanged for the Units and distributed to the private placement placees.

Additional Drilling Services

In pursuit of its plan to become the third largest mineral drilling services company in Canada, the Company has met, in the past two months, with a number drilling services companies to discuss acquisition possibilities. Discussions are ongoing. Any additional acquisitions will take place subject to the Exchange's acceptance of the Company expanding its operations in the mining sector by acquiring drilling services companies and their acceptance of the H&S and Petro acquisitions.

Stock Option Plan
At April 23, 2004, the Exchange accepted for filing the Company's 2003 Stock Option Plan (the "Plan") which was approved by the Company's shareholders at the Annual and Special General Meeting that was held December 19, 2003. The Company has implemented a rolling stock option plan whereby a maximum of 10% of the issued common shares of the Company will be reserved for issuance under the Plan.

ON BEHALF OF THE BOARD,

John A. Versfelt
President & CEO

* * * *

The Exchange has not in any way passed upon the merits of this news release.

This news release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, potential mineral recovery processes and other business transactions timing. Forward-looking statements address future events and conditions and therefore, involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements.

Stock Option Plan

At April 23, 2004, the Exchange accepted for filing the Company's 2003 Stock Option Plan (the "Plan") which was approved by the Company's shareholders at the Annual and Special General Meeting that was held December 19, 2003. The Company has implemented a rolling stock option plan whereby a maximum of 10% of the issued common shares of the Company will be reserved for issuance under the Plan.

ON BEHALF OF THE BOARD,

(signed "John A. Versfelt")

John A. Versfelt
President & CEO

* * * *

The Exchange has not in any way passed upon the merits of this news release.

This news release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, potential mineral recovery processes and other business transactions timing. Forward-looking statements address future events and conditions and therefore, involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements.

#1293-2(b)
#82-1401

RECEIVED
2004 JUN 17 A 10:43
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

BC FORM 53-901F
SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT AND SECTION 151 OF THE SECURITIES RULES.

1. **Reporting Issuer:** **Cabo Mining Enterprises Corp.**
(formerly Cabo Mining Corp.)
595 Howe Street, Suite 502
Vancouver, B.C.
V6C 2T5

2. **Date of Material Change:** February 27, 2004

3. **Press Release**
A news release dated February 27, 2004, delivered to Market News.

4. **Summary of Material Change**

The Issuer announces the issue of the Quarterly Report for the six months to December 31, 2003.

5. **Full Description of Material Change**: See attached news release dated February 27, 2004.

6. **Reliance on Section 85(2) of the Act**: N/A

7. **Omitted Information**: Nil

8. **Senior Officer Contact**

John A. Versfelt, President & Chief Executive Officer

9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

Dated at Vancouver, British Columbia this 27th day of February, 2004.

Signed "John A. Versfelt")

John A. Versfelt
President & CEO

CABO MINING ENTERPRISES CORP.

(FORMERLY CABO MINING CORP.)
502-595 Howe Street
Vancouver, B.C. V6C 2T5

FOR IMMEDIATE RELEASE: **February 27, 2004**

Telephone: (604) 681-8899
Facsimile: (604) 681-0870
CONTACT: John A. Versfelt e-mail: cabo@cabo.ca

2nd Quarter Report

Cabo Mining Enterprises Corp. (formerly Cabo Mining Corp.) (the "Company") announces the release of its 2nd Quarter Report and Financial Statements for the six months to December 31, 2003. (BC Form 51-901F). Pursuant to the requirements of National Instrument 54-102, this news release provides a summary of the information contained in the Quarterly Report. Concurrently with this news release, the Company is filing the Quarterly Report with the regulatory authorities through SEDAR (www.sedar.com) and has mailed it to Members whose names appear on the Company's Supplemental List. A copy of the Quarterly Report is available immediately on the SEDAR website, or will be mailed upon request. The Company is a reporting issuer in British Columbia and Alberta and currently trades on the TSX Venture Exchange under the symbol CBE. At the annual general and special meeting held on December 19, 2003, the Members approved a consolidation of the Company's common shares on a five old for one new share basis and a name change to Cabo Mining Enterprises Corp.

	Six months to Dec 31/03	Six months to Dec 31/02
Loss for the six months	$ 160,366	$227,193
Def. Exploration for six months	$ 35,808	$ 152,975

Cabo is a mineral exploration company which, over the last ten years, has identified and acquired interests in mineral properties with potential, and funded and implemented surface exploration and drilling programs on properties in Canada, the United States and Cuba. Our company continues to maintain contact with and seek out opportunities with parties in Canada, the U.S.A. and in South America. Currently, Cabo has an interest in and is exploring mineral properties near Cobalt and Kenora, Ontario.

Cabo has also announced its intention to enter into the mineral drilling services business by acquiring Heath & Sherwood Drilling(1986) Inc. of Kirkland Lake, Ontario, and Petro Drilling (Maritimes) Limited of the Maritimes, subject to regulatory and Member approval of the transactions. Heath & Sherwood owns 37 drill rigs and Petro owns 23 drill rigs.

The closing of the Heath & Sherwood and Petro transactions is also subject to the Company arranging not less than $4 million in financing to provide for capital expenditures, working capital and certain acquisition costs for drilling company operations.

In February, 2004 Cabo announced up to $11 million in private placements to finance the acquisition of two drilling companies, to finance its mineral property programs and to provide general corporate working capital. Cabo has received private placement commitments exceeding the announced $5 million non-brokered private placement. A brokered private placement, announced February 17, 2004, for up to $6 million, is also currently in process. The agent is Research Capital Corp of Toronto, Ontario. Under the terms of the private placement subscriptions, and the agreements to acquire the drilling companies, the private placements and the drilling company acquisitions are mutually dependent.

Cobalt Properties, Cobalt, Ontario, Canada

In March 30, 1998, the Cabo was granted an exclusive option to purchase 100% interest in certain mineral claims located in the Cobalt-Haileybury Mining District, Ontario by paying a total of $300,000 (paid) and issuing up to 2,000,000 common shares (1,843,878 issued). The remaining common shares to be issued will be issued on the basis of one share for each one-dollar expended by the Company on exploration and property expenditures. Cabo also assumed obligations pursuant to underlying agreements for the Cobalt Property. These obligations include monthly property payments which currently total $9,000. Various net profit and smelter royalties are payable to third parties upon commencement of commercial production. Certain claims are subject to a 40% net profits royalty after all land holding, operating and capital costs have been recovered. This net profits royalty may be reduced to 10% by a payment of $4,500,000. The balance of the property is subject to a 5% net smelter royalty, reducible to 1% by making payments totaling $3,500,000.

In May and June 1999 Cabo entered into three agreements to purchase mineral claims contiguous to the Cobalt Property for payment of $11,000(paid) and issue of 635,000 shares (385,000 issued to December 31, 2003). The Company has also staked a number of additional claims in the Cobalt Property area. The Cobalt, Ontario properties are prospective for silver, cobalt, nickel and other base minerals, as well as diamonds.

Exploration Program and Results

Seymour Sears B. Sc. (Geology), P.Geo, a director of the Company, the Qualified Person on the Cobalt Properties, supervised prospecting, stripping, geophysics and drilling programs, on the Cobalt Property during 2003. Several xenolith bearing hypabyssal dyke intrusions have been mapped in the Pan – Anderson Lake area trending in a north east direction over a distance of at least three kilometres. The corridor hosting these dykes is in excess of 200 metres wide. The lamprophyres also occur as diatreme facies. A 700 metre diamond drill program in November/December

2002 further tested the Pan - Anderson Lake Area, where, as reported June 17, 2002, a 4.15m drill interval (32.45m to 36.60 m) in hole CC-14 returned a total of 95 diamonds, including 4 macros, from a lamprophyre-diatreme breccia complex. Drill holes CC-14 through 23 were drilled under a diatreme zone which straddles the boundary between properties optioned from Outcrop Explorations Limited and Prairie C. To date, drill holes CC14,15,16 and 18 have been analyzed for diamonds, with only CC14 producing significant results. Analysis of core from holes CC-15, CC-16 and CC-18 indicates poor results. At this time, additional core from C-18 as well as core from CC-22 and 23 has been submitted for analysis.

A surface stripping and trenching program on the Cobalt Property returned encouraging silver/cobalt/nickel results from a "Cobalt type" veining system which was announced in early February, 2004 and a drilling program has begun effective today.

To December 31, 2003, cumulative exploration expenses on the Cobalt, Ontario Property were $701,558 and cumulative property costs were $1,906,273.

Electrum Lake Properties, Kenora, Ontario, Canada

On November 3, 2003, Cabo announced the acquisition of a prospective gold/copper/silver/molybdenite property, located approximately 35 kilometres west of Kenora, Ontario, pursuant to an option agreement. Under the terms of this agreement, the Company must make cash payments of $30,000 ($5,000 paid) and issue 100,000 post-consolidated common shares over a period of two years and complete exploration expenditures of $200,000 over three years. Deferred exploration expenditures to December 31, 2003 amount to $7,453 on this property.

Future Developments

Cabo expects to focus on the silver/cobalt/nickel potential of the Cobalt, Ontario Properties. A drilling rig has now mobilized to commence a drilling program on no less than two silver/cobalt /nickel targets.

The Company also plans to complete a first phase exploration program of no less than $35,000 on the Electrum Lake gold/copper/silver/molybdenite property, near Kenora, Ontario.

Work continues with respect to the Company's acquisition of Heath & Sherwood Drilling (1986) Inc. and of Petro Drilling Company Limited. Further independent third party due diligence appraisal and evaluation of the drilling services companies will be completed in March, 2004 and a business plan has been updated to December, 2003. Completion of the two private placements for up to $11 million in total, and submissions for final regulatory approval of these two acquisitions are currently in process.

The closing of the Heath & Sherwood and Petro drilling company transactions is subject to the Company arranging not less than $2 million in financing to provide for capital expenditures and working capital for each of the drilling company operations. Commitments in excess of $5 million have already been received from investors in the private placement announced February 11, 2004.

Related Party Transactions

John Versfelt, through his company, American Resource Management Consultants Inc., (ARMC) provides general management, administration and secretarial, accounting, paralegal services, office facilities and related services to the Company. For the six months to December 31, 2003, ARMC billed $98,016 ($116,114 in 2002) for these services.

Seymour Sears, a director of the Company, through his company Sears, Barry & Associates (Sears) provides geological consulting services to the Company. For the six months to December 31, 2003, Sears billed $33,189 for these services ($54,465 in 2002).

General and Administrative

During the six months ended December 31, 2003, general and administration expenditures totalled $130,366 compared to the previous year of $213,465. A prepaid expense of $30,000 previously charged to each quarter at $5,000 per quarter was written off, as the related services contract is terminated. The decrease in general and administrative expenditures is attributed to reduced work load in business and regulatory activities while management were working on new financings and the mineral property acquisition; however there has been an increase in the second quarter as compared to the first quarter because of the increased financing, regulatory activity, annual general and special Member meeting and exploration and mineral property activities of the Company. Tabulated below are major components of the changes in expenditure levels for the six months, compared to the six months ended December 31, 2002.

	Current Period	Previous Period
	December 31, 2003	December 31, 2002
Administration expenses	$ 24,558	$ 40,395
Medea Publishing & Advertising	-	10,980
Professional fees	23,915	21,341
Transfer agent & filing fees	13,870	14,660
Interest and bank charges	17,870	315
Consulting fees	750	43,209
Regulatory costs	28,582	34,941

Investor Relations

At December 14, 2001, the Company announced the engagement of The International Forecaster pursuant to a three-year consulting agreement to provide media publishing, telemarketing, internet messaging and other marketing services to the Company. A prepayment of $60,000 was made to them. This contract is terminated and the balance of the prepayment of $30,000 is written off in the six months to December 31, 2003.

Subsequent Events

A non-brokered private placement was also announced November 3, 2003 for $250,000 from issue of 1,250,000 post-consolidated units at $0.20 per unit, subject to TSX Venture Exchange acceptance. Each unit is comprised of one-post consolidated common share and one non-transferable share purchase warrant. The warrant is exercisable for a period of two years from the date the financing is closed and entitles the holder to purchase one post-consolidated share at $0.40 per share. The post-consolidation ratio is based on five old shares for one new share. The funds of $250,000 were received and the shares issued January 19, 2004, after Exchange acceptance.

Shares for debt settlements totaling $340,000 were also announced. Six parties, including two companies controlled by directors of the Company, have agreed to settle debts by taking post-consolidated common shares of the Company at $0.20 per share, subject to TSX Venture Exchange acceptance. Included in these debts are $41,750 of loans made by a director, for which the Company has agreed, subject to Exchange acceptance, to pay a bonus in the form of post-consolidated shares equal to 20% of the loan amount at a post-consolidated deemed value of $0.25 per share. This agreement was accepted by the Exchange and the shares were issued January 19, 2004.

The Board of Directors of the Company approved and recommended Member approval of a consolidation of the Company's common shares on up to 5 old shares for one new share basis at the Company's annual general and special meeting held December 19, 2003. This motion was passed by the Members, and the share consolidation took place January 5, 2004 on a 5 for 1 basis.

The Company announced February 11, 2004 a non-brokered private placement of 6,666,667 units at a price of $0.75 per unit to raise gross proceeds of $5,000,000. Each unit will consist of one common share and one-half of one share purchase warrant. Each whole warrant will entitle the holder to acquire one additional common share of the Company at a price of $1.25 per share for a period of two years from the date of issue. Finder's fees will be paid in connection with the private placement, in accordance with Exchange policies. The majority of the funds will be used to satisfy the Company's purchase and working capital obligations with respect to the acquisition of each of Heath & Sherwood Drilling (1986) Inc., and Petro Drilling (Maritimes) Limited. The proceeds,

including commissions and expenses are to be placed in escrow pending successful completion of the acquisitions of Heath & Sherwood and Petro.

The Company announced February 17, 2004 that it has entered into an agreement with Research Capital Corp. of Toronto Ontario, with respect to a brokered private placement of 6,024,097 units at a price of $0.83 per unit to raise gross proceeds of $5,000,000. The offering, which is subject to TSX Venture Exchange acceptance, is in addition to the $5 million non-brokered private placement announced by the Company on February 11, 2004. Each unit issued in the new offering will consist of one common share and one-half of one share-purchase warrant. Each whole warrant will entitle the holder to acquire one additional common share of the Company at a price of $1.25 per share for a period of two years from the Closing of the offering. Broker's fees will be paid in connection with the private placement, in accordance with Exchange policies and will include brokers warrants equal in number to 10% of the units distributed pursuant to the offering. The agent has been granted an over-allotment option to purchase up to an additional 1,204,819 units. The proceeds, including commissions and expenses are to be placed in escrow pending successful completion of the acquisitions of Heath & Sherwood and Petro.

ON BEHALF OF THE BOARD

(signed "John A. Versfelt")

John A. Versfelt,
President & CEO

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